SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

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Celeste M. Murphy, Esq.

Legal Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	DigitalGlobe, Inc.

Registration Statement on Form S-4

Filed August 30, 2012

File No. 333-183646

Dear Ms. Murphy:

On behalf of DigitalGlobe, Inc. (“DigitalGlobe” or the “Company”), set forth below are responses to the comments of the staff of the Division of Corporation Finance, Office of Mergers & Acquisitions (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the above-referenced filing as set forth in your letter dated September 25, 2012 (the “Comment Letter”) relating to the Registration Statement on Form S-4 (the “Registration Statement”), filed by the Company on August 30, 2012.

Additionally, the Company files herewith, via EDGAR, Amendment No. 1 to the Registration Statement. We have supplementally provided a blackline of Amendment No. 1 marked to the initial filing of the Registration Statement to facilitate the Staff’s review. In addition to responding to comments, the Registration Statement has been updated to reflect facts and events occurring since the initial filing of the Registration Statement. The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the Comment Letter, and to facilitate your review, we have reproduced the text of the Staff’s comments in italics below and immediately following each comment is the Company’s response.

Celeste M. Murphy, Esq.

October 9, 2012

The page numbers in the italicized headings below refer to pages in the initial filing of the Registration Statement, while the page numbers in the responses refer to the pages in Amendment No. 1 to the Registration Statement. Capitalized terms used but not defined herein have the meanings given to them in the Registration Statement.

General

1.	We note you intend to file tax opinions from Skadden and Latham. Please do so in the next amendment or as soon as possible to allow us time to review your opinions.

Response: The form of tax opinions from Skadden and Latham, in addition to the Exhibit 5 opinion from Skadden, have been provided, on a supplemental basis, to the Staff in connection with the delivery of this letter. If these form of opinions are acceptable to the Staff, the Company would expect to include the final, dated and signed versions of such opinions in the next amendment to the Registration Statement.

Opinions of Barclays, page 82

2.	We note Barclays received DigitalGlobe Projections (as defined on page 84) and GeoEye Projections (also as defined on page 84). Please disclose these projections and for each analysis explain in greater detail how these projections were used.

Response: In response to the Staff’s comment, disclosure has been included on pages 86-93 of the Amendment under the heading “Financial Forecasts”.

3.	We note Barclays received information related to Expected Impacts (as defined on page 84). Please disclose this information.

Response: In response to the Staff’s comment, disclosure has been included on pages 86-93 of the Amendment under the heading “Financial Forecasts”, including “Net Operating Expense Synergies/(Costs)” in the DigitalGlobe Combined Case on page 90 and “Net Operating Expense Synergies/(Costs)” under the GeoEye Combined Case on page 93.

Historical Share Price Analysis, page 86

4.	Considering your disclosure in the first paragraph on page 58 regarding the prior relationship between these two companies (going back several years), please tell us whether DigitalGlobe’s board of directors was not aware of the price ranges of their common stock and GeoEye’s common stock prior to Barclay’s observations and why you consider this to be an analysis.

Response: The DigitalGlobe board of directors was aware of the price ranges of DigitalGlobe and GeoEye common stock prior to Barclays’ observation. This information provided additional context to the transactions and was used along with several other valuation methodologies to determine the fairness of the consideration to be paid by DigitalGlobe in the transaction. In response to the Staff’s comment, the disclosure has been revised on page 98 of the Amendment.

Celeste M. Murphy, Esq.

October 9, 2012

Equity Research Analyst Price Target Analysis, page 87

5.	Please identify the independent equity research analysts referenced in the first paragraph on page 87.

Response: In response to the Staff’s comment, the disclosure has been revised on page 99 of the Amendment.

Transaction Premium Analysis, page 88

6.	In the first paragraph on page 88 you state Barclays made qualitative judgments concerning the differences between the characteristics of the selected transactions for the Transaction Premium Analysis and the acquisition of GeoEye. Please revise to detail these judgments.

Response: In response to the Staff’s comment, the disclosure has been revised on page 101 of the Amendment.

7.	Please disclose whether the consideration to be paid by DigitalGlobe for GeoEye fell within the range of implied prices per share of GeoEye.

Response: In response to the Staff’s comment, the disclosure has been revised on page 101 of the Amendment.

Sum of the Parts Analysis, page 88

8.	We note you calculated separate values for production services, satellite imagery, and GeoEye-2. Please disclose these values and explain in more detail how you arrived at the implied price per share for the standalone company.

Response: In response to the Staff’s comment, the disclosure has been revised on page 102 of the Amendment.

Discounted Cash Flow Analysis, page 89

9.	We note your disclosure on pages 89 and 90 and, in particular, the table on page 90. Please disclose whether the transactional consideration is within the range of implied values per share to DigitalGlobe.

Response: In response to the Staff’s comment, the disclosure has been revised on page 104 of the Amendment.

Celeste M. Murphy, Esq.

October 9, 2012

Opinion of Morgan Stanley, page 92

10.	For all of the analyses performed by Morgan Stanley, please disclose whether the transactional consideration was within the range of implied prices per share of GeoEye on (a) a standalone basis, and (b) assuming the close of the acquisition.

Response: In response to the Staff’s comment, the disclosure has been revised on pages 110, 111-112, 113, 115 and 117 of the Amendment.

11.	We note from the second, third, and fourth bullets on page 93 Morgan Stanley reviewed certain internal financial statements and other financial and operating data, projections, and benefits. Please disclose this information.

Response: In response to the Staff’s comment, disclosure has been included on pages 86-93 of the Amendment under the heading “Financial Forecasts”, including “Net Operating Expense Synergies/(Costs)” in the DigitalGlobe Combined Case on page 90 and “Net Operating Expense Synergies/(Costs)” under the GeoEye Combined Case on page 93.

Historical Trading Range Analysis, page 96

12.	Please refer to prior comment 2 and tell us whether DigitalGlobe’s board of directors was not aware of GeoEye’s stock price. Further, it appears you added the $91 million to be paid to Series A convertible preferred stockholders under this transaction to the implied equity value of GeoEye common stock which appears to be calculated using closing prices of GeoEye common stock. Please tell us if this is correct. If so, please tell us why it is appropriate to add the $91 million to arrive at the implied aggregate equity value instead of using the total number of GeoEye’s shares on a fully diluted, as converted basis.

Response: Please see response to prior comment 4 with respect to the DigitalGlobe board of directors’ awareness of GeoEye’s stock price.

The Staff is correct that the implied aggregate equity values included in the description of the opinion are calculated as the implied aggregate value of GeoEye common stock plus the approximately $91 million in consideration assumed to be paid by DigitalGlobe to holders of GeoEye Series A convertible preferred stock pursuant to the merger agreement.

As noted in the description of its opinion, Morgan Stanley calculated both per share values and aggregate equity values in the analyses described in its opinion. The two calculations illustrate different perspectives. The implied per share values illustrate the value ranges of GeoEye common stock on a per share basis. Other than with respect to the analyses described under “-Historical Trading Range Analysis” and “-Equity Research Analyst Price Targets” (for which actual per share prices were observable), the per share values were calculated as (i) enterprise value less debt, less the face value of the

Celeste M. Murphy, Esq.

October 9, 2012

preferred stock, plus cash, divided by (ii) diluted shares outstanding. If the applicable implied per share value was in excess of the preferred stock exercise price, the preferred stock was not deducted from enterprise value but rather included in diluted shares outstanding on an as converted basis. The implied aggregate equity values of GeoEye, on the other hand, illustrated, from DigitalGlobe’s perspective, the aggregate equity value of GeoEye taking into account both common stock values of GeoEye and the consideration that DigitalGlobe was assumed to be paying to the holders of the GeoEye Series A convertible preferred stock pursuant to the merger agreement. Based on its professional judgment, Morgan Stanley presented both perspectives to the board of directors of DigitalGlobe.

In response to the Staff’s comment, the disclosure has been revised on pages 110—111 of the Amendment.

Equity Research Analyst Price Target, page 96

13.	Please identify the nine equity research analysts and disclose the reports published after June 22, 2012.

Response: In response to the Staff’s comment, the disclosure has been revised on page 111 of the Amendment.

Historical Trading Multiples Analysis, page 97

14.	From the last paragraph on page 97 we note your discussion of Scenario 2. Please detail Scenario 1.

Response: In response to the Staff’s comment, the disclosure has been revised on pages 112 of the Amendment.

Discounted Equity Value Analysis—GeoEye, page 98

15.	We note your disclosure in the fifth paragraph on page 98. Please explain how you applied the range to GeoEye’s 2014 and 2015 EBITDA to calculate the future equity value per share for 2013 and 2014.

Response: In response to the Staff’s comment, the disclosure has been revised on pages 114 of the Amendment.

Opinion of Stone Key, page 105

16.	We note from the second, third, and fourth bullets on page 107 Stone Key reviewed GeoEye Projections, DigitalGlobe Projections, Synergy Estimates among other information. Please disclose this information.

Response: In response to the Staff’s comment, disclosure has been included on pages 86-93 of the Amendment under the heading “Financial Forecasts”, including “Net

Celeste M. Murphy, Esq.

October 9, 2012

Operating Expense Synergies/(Costs)” in the DigitalGlobe Combined Case on page 90 and “Net Operating Expense Synergies/(Costs)” under the GeoEye Combined Case on page 93.

17.	For the applicable analyses performed by Stone Key, disclose where the transaction consideration was within, below, or above the implied prices per share of GeoEye common stock.

Response: In response to the Staff’s comment, the disclosure has been revised on pages 127, 129, 131 and 137 of the Amendment.

Opinion of Goldman Sachs, page 121

18.	We note from the last two bullets on page 122 Goldman reviewed Forecasts, Synergies, and other information. Please disclose this information.

Response: In response to the Staff’s comment, disclosure has been included on pages 86-93 of the Amendment under the heading “Financial Forecasts”, including “Net Operating Expense Synergies/(Costs)” in the DigitalGlobe Combined Case on page 90 and “Net Operating Expense Synergies/(Costs)” under the GeoEye Combined Case on page 93.

19.	For each analysis, please disclose whether the Illustrative Purchase Price was within, below, or above the implied present values per share.

Response: In response to the Staff’s comment, the disclosure has been revised on pages 142 of the Amendment.

Merger Consideration, page 160

20.	We note your disclosure on pages 2, 18, and 160 to 164. Please update your disclosure on page 18 to provide a more fulsome summary of the discussion on pages 160 to 164; in this regard considering using the following examples. For instance, make clear all shareholders who either elect for mixed cash/stock consideration or do not make an election will always receive the mixed cash/stock consideration, as this is the default option. We also note your example on page 164 regarding a hypothetical GeoEye stockholder holding 100 shares of GeoEye common stock and the consideration the stockholder would receive under the three elections. Please use this example in the Summary section and, in addition, explain how the stockholder’s consideration would change if there were oversubscriptions and under subscriptions of the cash and stock elections.

Response: In response to the Staff’s comment, the disclosure has been revised on pages 18-20 of the Amendment.

Celeste M. Murphy, Esq.

October 9, 2012

Annex H – Opinion of Morgan Stanley

21.	We note your disclosure in the first paragraph on page H-4 stating the opinion “may not be used for any other purpose without our prior written consent, except that a copy of this opinion may be included in its entirety in any filing the Buyer is required to make.” This disclosure suggests stockholders may not consider or rely on the information in the opinion. Advise us, with a view towards revised disclosure, whether Morgan Stanley believes DigitalGlobe shareholders are free to consider and rely upon the opinion. Refer to http://www.sec.gov/divisions/corpfin/guidance/ci111400exvregm-a.htm.

Response: The quoted language was intended to (i) address the use and disclosure of the Morgan Stanley fairness opinion letter outside of the context in which it was delivered and (ii) require that DigitalGlobe provide Morgan Stanley an opportunity to verify the description of the opinion included in the registration statement. Morgan Stanley consented to the inclusion of its opinion in the Registration Statement and consented to the description thereof, which was filed as an Exhibit 99.5 to the Registration Statement. Morgan Stanley carefully considered the Staff’s position referred to in the comment above in drafting its fairness opinion letter and notes that (i) while the Morgan Stanley fairness opinion letter states that such letter is intended for the information of the board of directors of DigitalGlobe, such language is not qualified by terms such as “only” or “solely,” which the Staff, in the past, has found objectionable and (ii) Morgan Stanley’s fairness opinion letter is subject to the customary assumptions, limitations and conditions contained therein.

Annex J – Opinion of Stone Key Partners

22.	We note your disclosure in the third full paragraph on page J-3 stating this “letter and opinion are not to be used for any other purpose, or be reproduced, disseminated, quoted from or referred to at any time, in whole or in part, without our prior written consent.” Please refer to prior comment 21 and advise us with a view towards revised disclosure whether Stone Key believes GeoEye shareholders are free to consider and rely upon the opinion.

Response: The quoted language was intended to (i) address the use and disclosure of the Stone Key fairness opinion letter outside of the context in which it was delivered and (ii) require that DigitalGlobe and GeoEye provide Stone Key an opportunity to verify the accuracy of the copy of Stone Key’s fairness opinion letter, together with the description thereof, included in the Registration Statement. Stone Key delivered its written consent to the inclusion of such copy and description, which was filed as an Exhibit 99.7 to the Registration Statement. Stone Key carefully considered the Staff’s position referred to in comment 21 above in drafting its fairness opinion letter and notes that (i) while the Stone Key fairness opinion letter states that such letter is “intended for the benefit and use of the Board of Directors of GeoEye in connection with its consideration of the Merger”, such language is not qualified by terms such as “only” or “solely,” which the Staff, in the past, have found objectionable and (ii) Stone Key’s fairness opinion letter is subject to the customary assumptions, limitations and conditions contained therein.

Celeste M. Murphy, Esq.

October 9, 2012

* * * * *

If you have any questions with respect to the foregoing, please contact me at (212) 735-2050 or Marie L. Gibson at (212) 735-3207.

Very truly yours,

/s/ Nancy A. Lieberman

Nancy A. Lieberman

CC:	Daniel L. Jablonsky, Esq. (DigitalGlobe, Inc.)

Marie L. Gibson, Esq. (Skadden, Arps, Slate, Meagher & Flom LLP)

William O’Neill, Esq. (Latham & Watkins LLP)

David Feirstein, Esq. (Kirkland & Ellis, LLP)

[Latham & Watkins LLP Letterhead]

[  ● ], 2012

GeoEye, Inc.

2325 Dulles Corner Blvd.

Herndon, Virginia 20171

Re:	Agreement and Plan of Merger, dated as of July 22, 2012, as amended on August 30, 2012

Ladies and Gentlemen:

We have acted as special counsel to GeoEye, Inc., a Delaware corporation (“Company”), in connection with the proposed merger of 20/20 Acquisition Sub, Inc., a Delaware corporation (“Merger Sub 1”) and a direct wholly-owned subsidiary of DigitalGlobe, Inc., a Delaware corporation (“Parent”), with and into the Company, with the Company surviving as a direct wholly-owned subsidiary of Parent (the “First Step Merger”), followed immediately by the merger of the Company with and into WorldView, LLC, a Delaware limited liability company (“Merger Sub 2”) and a direct wholly-owned subsidiary of Parent, with Merger Sub 2 surviving as a wholly-owned subsidiary of Parent (the “Second Step Merger,” and taken together with the First Step Merger, the “Merger”) pursuant to the Agreement and Plan of Merger dated as of July 22, 2012, as amended on August 30, 2012, by and among Parent, Merger Sub 1, Merger Sub 2, and Company (the “Merger Agreement”). This opinion is being delivered in connection with the Registration Statement on Form S-4 (File No. 333-183646) (as amended through the date hereof, the “Registration Statement”) of Parent, including the Joint Proxy Statement/Prospectus forming a part thereof, relating to the transactions contemplated by the Merger Agreement. Capitalized terms not defined herein have the meanings specified in the Merger Agreement unless otherwise indicated.

In rendering our opinion, we have examined and, with your consent, are expressly relying upon (without any independent investigation or review thereof) the truth and accuracy of the factual statements, representations and warranties contained in (i) the Merger Agreement (including any Exhibits and Schedules thereto), (ii) the Registration Statement and the Joint Proxy Statement/Prospectus, (iii) the respective tax representation letters of Parent, Merger Sub 1 and Merger Sub 2 and of Company, each dated as of [ ● ] and delivered to us for purposes of this opinion, and (iv) such other documents and corporate records as we have deemed necessary or appropriate for purposes of our opinion.

In addition, we have assumed, with your consent, that:

1.	Original documents (including signatures) are authentic, and documents submitted to us as copies conform to the original documents, and there has been (or will be by the Effective Time of the Merger) execution and delivery of all documents where execution and delivery are prerequisites to the effectiveness thereof;

2.	The Merger will be consummated in the manner contemplated by, and in accordance with the provisions of, the Merger Agreement, the Registration Statement and the Joint Proxy Statement/Prospectus, and the Merger will be effective under the laws of the State of Delaware;

3.	All factual statements, descriptions and representations contained in any of the documents referred to herein or otherwise made to us are true, complete and correct in all respects and will remain true, complete and correct in all respects up to and including the Effective Time, and no actions have been taken or will be taken which are inconsistent with such factual statements, descriptions or representations or which make any such factual statements, descriptions or representations untrue, incomplete or incorrect at the Effective Time;

4.	Any statements made in any of the documents referred to herein “to the knowledge of” or similarly qualified are true, complete and correct in all respects and will continue to be true, complete and correct in all respects at all times up to and including the Effective Time, in each case without such qualification; and

5.	The parties have complied with and, if applicable, will continue to comply with, the covenants contained in the Merger Agreement, the Registration Statement and the Joint Proxy Statement/Prospectus.

Based upon and subject to the foregoing, and subject to the qualifications and limitations stated in the Registration Statement and the Joint Proxy Statement/Prospectus, we are of the opinion that under current U.S. federal income tax law the Merger will be treated as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), with the U.S. federal income tax consequences to holders of Company common stock as described under the caption “U.S. Federal Income Tax Consequences of the Merger.”

In addition to the matters set forth above, this opinion is subject to the exceptions, limitations and qualifications set forth below.

1.

This opinion represents our best judgment regarding the application of U.S. federal income tax laws arising under the Code, existing judicial decisions, administrative regulations and published rulings and procedures, but does not address all of the U.S. federal income tax consequences of the Merger. We express no opinion as to U.S. federal, state, local, foreign, or other tax consequences, other than as set forth herein. Our opinion is not binding upon the Internal Revenue Service or the courts, and there is no assurance that the Internal Revenue Service will not assert a contrary position. Furthermore, no assurance can be given that future legislative, judicial or administrative changes, on either a prospective or retroactive basis, would not adversely affect the accuracy of the conclusions stated herein. Nevertheless, we undertake no responsibility to advise you of any new developments in the application or interpretation of the U.S. federal income tax laws.

2.	No opinion is expressed as to any transaction other than the Merger as described in the Merger Agreement, or to any transaction whatsoever, including the Merger, if, to the extent relevant to our opinion, either all the transactions described in the Merger Agreement are not consummated in accordance with the terms of the Merger Agreement and without waiver or breach of any provisions thereof or all of the factual statements, representations, warranties and assumptions upon which we have relied are not true and accurate at all relevant times.

This opinion is rendered only to you, and is solely for your use in connection with the Parent’s filing of the Registration Statement upon the understanding that we are not hereby assuming professional responsibility to any other person whatsoever. This opinion may not be relied upon by you for any other purpose, or furnished to, quoted to, or relied upon by any other person, firm or corporation for any purpose, without our prior written consent, except that this opinion may be furnished or quoted to your legal counsel and to judicial regulatory authorities having jurisdiction over you, and provided, however, that this opinion may be relied upon by persons entitled to rely on it pursuant to applicable provisions of federal securities law. We consent to the filing of this opinion as an exhibit to the Registration Statement and to the reference to our firm name therein under the captions “Material U.S. Federal Income Tax Consequences” and “Legal Matters.” In giving this consent, we do not admit that we are within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules or regulations of the Securities and Exchange Commission promulgated thereunder

Very truly yours,

[Skadden Letterhead]

[FORM OF OPINION OF SASMF, LLP]

[•], 2012

DigitalGlobe, Inc.

1601 Dry Creek Drive

Suite 260

Longmont, CO 80503

Re:	DigitalGlobe, Inc. – Registration Statement on Form S-4

Ladies and Gentlemen:

We have acted as special counsel to DigitalGlobe, Inc., a Delaware corporation (the “Company”), and are delivering this opinion in connection with the Registration Statement on Form S-4 (together with all exhibits thereto, the “Registration Statement”) filed by the Company with the Securities and Exchange Commission (the “Commission”) for the purpose of registering under the Securities Act of 1933, as amended (the “Act”), shares (the “Shares”) of common stock, par value $0.001 per share (the “Common Stock”), of the Company, issuable upon consummation of the merger (the “Merger”) of 20/20 Acquisition Sub, Inc., a Delaware corporation and direct wholly owned subsidiary of the Company (“Merger Sub 1”), with and into GeoEye, Inc., a Delaware corporation (“GeoEye”), with GeoEye continuing as the surviving entity and a direct wholly owned subsidiary of the Company. Immediately thereafter, GeoEye will merge with and into WorldView, LLC, a Delaware limited liability company and direct wholly owned subsidiary of the Company (“Merger Sub 2”), with Merger Sub 2 continuing as the surviving entity and direct wholly owned subsidiary of the Company to be renamed GeoEye, LLC, in each case pursuant to the Agreement and Plan of Merger, dated as of July 22, 2012 and amended as of August 30, 2012, by and among the Company, Merger Sub 1, Merger Sub 2 and GeoEye (the “Merger Agreement”).

This opinion is being furnished in accordance with the requirements of Item 601(b)(5) of Regulation S-K under the Act.

In rendering the opinions stated herein, we have examined and relied upon the following:

(i) the Registration Statement, as filed with the Commission on August 30, 2012 and Amendment No. 1 to the Registration Statement, as filed with the Commission on [•], 2012;

(ii) the Merger Agreement;

DigitalGlobe, Inc.

[•], 2012

Page - 2 -

(iii) a certificate from the Secretary of State of the State of Delaware, dated the date hereof, as to the existence and good standing of the Company in the State of Delaware;

(iv) the Amended and Restated Certificate of Incorporation of the Company, as certified by the Secretary of State of the State of Delaware and as certified by the Secretary of the Company (the “Certificate of Incorporation”);

(v) the Amended and Restated By-laws of the Company, as currently in effect and as certified by the Secretary of the Company; and

(vi) a copy of certain resolutions of the board of directors of the Company (the “Board of Directors”), as certified by the Secretary of the Company, adopted on July 20, 2012, relating to the approval of the Merger Agreement and the transactions contemplated thereby, including the issuance of the Shares, the filing of the Registration Statement and related matters.

We have also examined originals or copies, certified or otherwise identified to our satisfaction, of such records of the Company and such agreements, certificates and receipts of public officials, certificates of officers or other representatives of the Company and others, and such other documents, certificates and records as we have deemed necessary or appropriate as a basis for the opinions stated below.

In our examination, we have assumed the genuineness of all signatures, including endorsements, the legal capacity and competency of all natural persons, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as facsimile, electronic, certified, conformed or photostatic copies and the authenticity of the originals of such copies. As to any facts relevant to the opinions stated herein that we did not independently establish or verify, we have relied upon oral or written statements and representations of officers and other representatives of the Company and others and of public officials.

Our opinion set forth herein is limited to the General Corporation Law of the State of Delaware (the “DGCL”). We do not express any opinion with respect to the law of any jurisdiction other than the DGCL and we do not express any opinion as to the effect of any other laws on the opinions herein stated.

Based upon the foregoing and subject to the limitations, qualifications, exceptions and assumptions stated herein, we are of the opinion that the issuance of Shares has been duly authorized and when (i) the Registration Statement becomes effective under the Act, (ii) the Merger is completed in accordance with the Merger Agreement and (iii) the Shares have been registered, in book-entry form, in the names of the holders of the common stock of GeoEye as contemplated by the Merger Agreement, the Shares will be validly issued, fully paid and nonassessable.

DigitalGlobe, Inc.

[•], 2012

Page - 3 -

We hereby consent to the filing of this opinion with the Commission as Exhibit 5.1 to the Registration Statement. We also consent to the reference to our firm under the caption “Legal Matters” in the prospectus that forms a part of the Registration Statement. In giving this consent, we do not thereby admit that we are within the category of persons whose consent is required under Section 7 of the Act or the rules and regulations of the Commission promulgated thereunder.

Very truly yours,

            , 2012

DigitalGlobe, Inc.

1601 Dry Creek Drive, Suite 260

Longmont, Colorado 80503

Re: Registration Statement on Form S-4 of DigitalGlobe, Inc.

Ladies and Gentlemen:

We have acted as special counsel to DigitalGlobe, Inc., a Delaware corporation (“Parent”), in connection with the proposed merger of 20/20 Acquisition Sub, Inc., a Delaware corporation (“Merger Sub 1”) and a direct wholly-owned subsidiary of Parent with and into GeoEye, Inc., a Delaware corporation (“Company”) with Company surviving as a direct wholly-owned subsidiary of Parent (the “First Step Merger”), followed immediately by the merger of Company with and into WorldView, LLC, a Delaware limited liability company (“Merger Sub 2”) and a direct wholly-owned subsidiary of Parent, with Merger Sub 2 surviving as a wholly-owned subsidiary of Parent (the “Second Step Merger,” and taken together with the First Step Merger, the “Merger”) pursuant to the Agreement and Plan of Merger dated as of July 22, 2012, as amended on August 30, 2012, by and among Parent, Merger Sub 1, Merger Sub 2, and Company (the “Merger Agreement”). This opinion is being delivered in connection with the Registration Statement on Form S-4 (File No. 333-183646) (as amended through the date hereof, the “Registration Statement”) of Parent, including the Joint Proxy Statement/Prospectus forming a part thereof, relating to the transactions contemplated by the Merger Agreement. Capitalized terms not defined herein have the meanings specified in the Merger Agreement unless otherwise indicated.

In connection with this opinion, we have examined various documents, including (1) the Registration Statement, (2) the Merger Agreement and (3) and such other documents as we have deemed necessary or appropriate to enable us to render the opinion below. In addition, we have relied upon statements and representations as to certain facts made by officers and other representatives of Parent, Company, and others, and we have assumed that such statements and representations are and will continue to be correct without regard to any qualification as to knowledge or belief.

For purposes of our opinion, we have assumed the legal capacity of all natural persons, the genuineness of all signatures, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents

DigitalGlobe, Inc. Inc.

        , 2012

submitted to us as facsimile, electronic, certified, conformed, or photostatic copies, and the authenticity of the originals of such latter documents. In making our examination of documents executed, or to be executed, we have assumed that such parties had, or will have, the power, corporate or other, to enter into and perform all obligations thereunder, and we have also assumed the due authorization by all requisite action, corporate or other, and execution and delivery by such parties of such documents and that such documents constitute, or will constitute, valid and binding obligations of such parties.

In rendering our opinion, we have considered applicable provisions of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations promulgated thereunder, pertinent judicial authorities, published opinions and administrative pronouncements of the Internal Revenue Service (the “IRS”) and other applicable authorities, all as in effect and available on the date of the Registration Statement and all of which are subject to change or differing interpretations, possibly with retroactive effect. A change in any of the authorities upon which our advice is based could affect our conclusions herein. There can be no assurance, moreover, that our opinion will be accepted by the IRS or, if challenged, by a court. In addition, any material changes to the documents referred to above could affect our conclusions herein.

Based upon and subject to the foregoing, and subject to the limitations, qualifications, exceptions and assumptions set forth herein and in the Registration Statement, we are of the opinion that under current law:

•

the Merger will be treated as a reorganization within the meaning of Section 368(a) of the Code, with the U.S. federal income tax consequences to holders of Company common stock as described under “U.S. Federal Income Tax Consequences of the Merger”.

Except as set forth above, we express no opinion to any party as to any tax consequences, whether federal, state, local or foreign, of the transaction described in the Registration Statement, any transaction related thereto, or of ownership of Parent common stock.

This opinion is expressed as of the date hereof, and we are under no obligation to supplement or revise our opinion to reflect any legal developments or factual matters arising subsequent to the date hereof or the impact of any information, document, certificate, record, statement, representation or assumption relied upon herein that becomes incorrect or untrue.

We consent to the filing of this opinion as an exhibit to the Registration Statement and to each reference to us and the discussions of advice provided by us under

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        , 2012

the headings “Material U.S. Federal Income Tax Consequences” and “Legal Matters” in the Registration Statement. In giving this consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the Securities and Exchange Commission.

Very truly yours,